Exhibit 6.2

Amendment

to

second amended and restated Company Agreement

of

PAH CHARLOTTE LLC

This Amendment, dated as of August 17, 2020 to that certain Second Amended and Restated Company Agreement, dated as of May __, 2018 (as amended, modified and supplemented from time to time, the “Agreement”), of PAH Charlotte LLC, a Delaware limited liability company (the “Company”). Capitalized words and phrases used in this Amendment but not defined herein shall have the meanings set forth in the Agreement. The Company, acting in accordance with the requirements set forth in the Agreement, has duly adopted this Amendment on August 17, 2020, to classify and designate 2,500 limited liability company units as a separate class of preferred limited liability company units to be known as the 12.0% Series A Redeemable Cumulative Preferred Units, $1,000 liquidation value per unit (“Series A Preferred Units”), of which 1,565 Preferred Units are being issued to American Hospitality Properties REIT, Inc. concurrently with the execution of this Amendment. The Preferred Units will have the following preferences, rights, voting powers, restrictions, and limitations:

12.0% Series A Redeemable Cumulative Preferred Units

1.       Rank. The Series A Preferred Units shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to all equity securities issued by the Company, including without limitation, all classes or series of common limited liability company units of the Company. The term “equity securities” shall not include convertible debt securities.

2.       Distributions.

(a)       The record holders of the then outstanding Series A Preferred Units shall be entitled to receive cumulative preferential cash distributions, when and as authorized by the Manager, out of funds legally available for the payment of distributions, at the rate of 12.0% per annum of the total of (i) the $1,000 liquidation preference (the “Liquidation Preference”) plus (ii) all accumulated and unpaid distributions thereon which are in arrears (the “Preferred Distributions”). The Preferred Distributions shall accrue on a daily basis and be cumulative from the first date on which any Series A Preferred Units are issued, such issue date to be contemporaneous with the first receipt by the Company of subscription funds for the Series A Preferred Units (the “Initial Issue Date”), and shall be payable semi-annually in arrears on June 30 and December 31 of each year or, if not a business day, the next succeeding business day (each, a “Preferred Distribution Payment Date”). Any Preferred Distribution payable on the Series A Preferred Units for any partial Preferred Distribution Period (as defined below) will be computed on the basis of a 360-day year consisting of twelve 30-day months. The term “Preferred Distribution Period” shall mean, with respect to the first “Preferred Distribution Period,” the period from and including the Initial Issue Date to and including the first Preferred Distribution Payment Date, and with respect to each subsequent “Preferred Distribution Period,” the period from but excluding a Preferred Distribution Payment Date to and including the next succeeding Preferred Distribution Payment Date or other date as of which accrued distributions are to be calculated. Distributions shall be paid to holders of record of the Series A Preferred Units as their names appear in the limited liability company unit transfer records of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Preferred Distribution Payment Date falls or such other date designated by the Board of Managers of the Company for the payment of distributions that is not more than 30 nor less than 10 days prior to such Preferred Distribution Payment Date (each, a “Preferred Distribution Record Date”). Distributions in respect of any past Preferred Distribution Periods that are in arrears may be authorized and paid at any time to holders of record on the Preferred Distribution Record Date related to each such Preferred Distribution Period. Any distribution payment made on the Series A Preferred Units shall be credited first against the earliest accrued but unpaid distribution due which remains payable. Notwithstanding anything herein to the contrary, at the sole election of the Manager, the Company may pay any or all of the Preferred Distributions by the issuance to the holder(s) of the Series A Preferred Units additional Series A Preferred Units, or fractions thereof (the “PIK Units”), having a Liquidation Preference equal to the portion of the Preferred Distribution or Distributions being paid through the issuance of the PIK Units.

(b)       No distributions on the Series A Preferred Units shall be authorized by the Manager or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibit such authorization, payment or setting apart for payment or provide that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(c)       Notwithstanding the foregoing, distributions on the Series A Preferred Units shall accrue whether or not the terms and provisions set forth in Section 2(b) hereof at any time prohibit the current payment of distributions, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared. Preferred Distributions will be authorized and paid when due in all events to the fullest extent permitted by law and, if revaluation of the Company or its assets would permit payment of Preferred Distributions which would otherwise be prohibited, then such revaluation shall be done. Accrued but unpaid Preferred Distributions will accumulate as of the Preferred Distribution Payment Date on which they first become payable.

(d)       Except as provided in Section 2(e), unless full cumulative Preferred Distributions have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past Preferred Distribution Periods, no distributions (other than in limited liability company units ranking junior to the Series A Preferred Units as to distributions and upon liquidation) shall be authorized or paid or set aside for payment nor shall any other distribution be authorized or made upon any limited liability company units of the Company ranking junior to the Series A Preferred Units as to distributions or upon liquidation (the “Junior Units”), nor shall any Junior Units be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such units) by the Company (except by conversion into or exchange for other Junior Units). Holders of the Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or securities, in excess of full cumulative distributions on the Series A Preferred Units as provided above. Any Preferred Distribution made on the Series A Preferred Units shall be first credited against the earliest accrued but unpaid Preferred Distribution due with respect to such units which remains payable.

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(e)       When Preferred Distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Units, all Preferred Distributions shall be authorized pro rata.

(f)       Except as provided in Section 2(g), holders of the Series A Preferred Units shall not be entitled to any Preferred Distribution, whether payable in cash, property or securities in excess of the full cumulative distributions on the Series A Preferred Units as described above.

(g)       Notwithstanding anything to the contrary in the Agreement, the Company shall not make any distribution to the holders of the Junior Units (to the extent otherwise permissible hereunder) except out of Net Cash (as defined below). At such time following the second (2nd) anniversary of the Initial Issue Date as any distribution of Net Cash is authorized for payment by the Manager under the terms of the Agreement, the Company shall pay to the holders of the Series A Preferred Units, on a pro rata basis, an amount equal to ten percent (10%) of such Net Cash distribution.

3.       Liquidation Preference.

(a)       Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Preferred Units shall be entitled to receive out of the assets of the Company legally available for distribution to its members or equity holders however denominated a distribution in cash in the amount of the Liquidation Preference plus an amount equal to all distributions accrued and unpaid thereon to the date of payment, plus, if applicable, the Redemption Premium (as defined below) then in effect, before any distribution of assets is made to holders of any class or series of Junior Units.

(b)       In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the Liquidation Preference plus an amount equal to all distributions accrued and unpaid on all outstanding Series A Preferred Units, then the holders of the Series A Preferred Units shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

(c)       After payment of the full amount of liquidating distributions to which they are entitled, the holders of the Series A Preferred Units will have no right or claim to any of the remaining assets of the Company.

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(d)       Written notice of any such liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given not less than 15 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Units.

(e)       Neither the consolidation or merger of the Company with or into any other corporation, limited liability company, partnership, limited partnership, trust or other entity or of any other corporation, limited liability company, partnership, limited partnership, trust or other entity with or into the Company, nor the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall be deemed to constitute a liquidation, dissolution or winding up of the Company within the meaning of this Section 3.

4.       Redemption.

(a)       Right of Optional Redemption. At any time, and from time to time, the Company, at its option and upon not less than 15 nor more than 60 days’ written notice, may redeem the Series A Preferred Units (the “Redemption Date”), for cash at a redemption price of $1,000 per Series A Preferred Unit, plus (i) for redemptions occurring on or prior to the first anniversary of the Initial Issue Date, $120 and (ii) for redemptions occurring after the first anniversary of the Initial Issue Date, all accrued and unpaid distributions thereon to and including the date fixed for redemption (except as provided in Section 4(c) below) (the “Redemption Price”). If less than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional units) or by any other equitable method determined by the Company.

(b)       Limitations on Redemption. Unless full cumulative distributions on all of the Series A Preferred Units have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past Preferred Distribution Periods and the then current Preferred Distribution Period, no Series A Preferred Units shall be redeemed unless all outstanding Series A Preferred Units are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any of the Series A Preferred Units (except by exchange for Junior Units); provided, however, that the foregoing shall not prevent the purchase or acquisition of the Series A Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Units or any such purchase or acquisition made in order to ensure that the Company remains qualified as a real estate investment trust for federal income tax purposes.

(c)       Rights to Distributions on Units Called for Redemption. Immediately prior to any redemption of the Series A Preferred Units, the Company shall pay, in cash, any accumulated and unpaid distributions on the Series A Preferred Units through the Redemption Date, unless a Redemption Date falls after a Preferred Distribution Record Date and prior to the corresponding Preferred Distribution Payment Date, in which case each holder of the Series A Preferred Units at the close of business on such Preferred Distribution Record Date shall be entitled to the distribution payable on such units on the corresponding Preferred Distribution Payment Date notwithstanding the redemption of such units before such Preferred Distribution Payment Date.

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(d)       Procedures for Redemption.

(i)       Notice of redemption will be given by the Company not less than 15 nor more than 60 days prior to the Redemption Date, addressed to the respective holders of record of the Series A Preferred Units to be redeemed. No failure to give such notice or any defect thereof or in the sending thereof shall affect the validity of the proceedings for the redemption of any of the Series A Preferred Units except as to the holder to whom notice was defective or not given. Any redemption shall be effective upon receipt of the required payment regardless of whether it is accompanied by the notice.

(ii)       In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Units may be listed or admitted to trading, such notice shall state: (A) the Redemption Date; (B) the Redemption Price; (C) the number of Series A Preferred Units to be redeemed; (D) the place or places where the Series A Preferred Units are to be surrendered (if so required in the notice) for payment of the Redemption Price; and (E) that distributions on the units to be redeemed will cease to accrue on such Redemption Date. If less than all of the Series A Preferred Units held by any holder is to be redeemed, the notice sent to such holder shall also specify the number of Series A Preferred Units held by such holder to be redeemed.

(iii)       If notice of redemption of any of the Series A Preferred Units has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any of the Series A Preferred Units so called for redemption, then, from and after the Redemption Date, Preferred Distributions will cease to accrue on such Series A Preferred Units, such Series A Preferred Units shall no longer be deemed outstanding and all rights of the holders of such units will terminate, except the right to receive the Redemption Price. Holders of the Series A Preferred Units to be redeemed shall surrender such Series A Preferred Units at the place designated in such notice and, upon surrender in accordance with said notice of the certificates for the Series A Preferred Units so redeemed (properly endorsed or assigned for transfer, if the Company shall so require and the notice shall so state), such Series A Preferred Units shall be redeemed by the Company at the Redemption Price plus any accrued and unpaid distributions payable upon such redemption. In case fewer than all of the Series A Preferred Units represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed Series A Preferred Units without cost to the holder thereof.

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(iv)       The deposit of funds with a bank or trust company for the purpose of redeeming the Series A Preferred Units shall be irrevocable except that:

(A)       The Company shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holder of any units redeemed shall have no claim to such interest or other earnings; and

(B)       Any balance of money so deposited by the Company and unclaimed by the holders of the Series A Preferred Units entitled thereto at the expiration of two years from the applicable Redemption Date shall be paid, together with any interest or other earnings earned thereon, to the Company, and after any such repayment, the holders of the units entitled to the funds so repaid to the Company shall look only to the Company for payment without interest or other earnings.

(e)       Legally Available Funds. No Series A Preferred Units may be redeemed except with funds legally available for the payment of the Redemption Price.

(f)       Status of Redeemed Units. Any Series A Preferred Units that shall at any time have been redeemed shall, after such redemption, be cancelled.

5.       Voting Rights. Except (a) as provided in this Section or (b) where a vote by class is required in the Agreement or by law, the holders of the Series A Preferred Units shall not be entitled to vote on any matter submitted to members or equity holders of the Company however denominated for a vote. Notwithstanding the foregoing, the consent of the holders of a majority of the outstanding Series A Preferred Units (excluding any units owned by any holder controlling, controlled by, or under common control with, the Company), voting as a separate class, shall be required for (a) authorization or issuance of any security senior to or on a parity with the Series A Preferred Units, (b) any amendment to the Agreement which has a material adverse effect on the rights and preferences of the Series A Preferred Units or (c) any reclassification of the Series A Preferred Units.

6.       Dissenters’ Rights. Holders of the Series A Preferred Units shall have no dissenters’ rights.

7.       Conversion. The Series A Preferred Units are not convertible into or exchangeable for any other property or securities of the Company.

8.       Notice. All notices to be given to the holders of the Series A Preferred Units shall be given by (i) mail, postage prepaid, (ii) overnight delivery courier service, (iii) facsimile transmission (iv) electronic mail or (v) personal delivery, to the holders of record, addressed to the address or sent to the facsimile number shown by the records of the Company.

9.       Restriction on Ownership and Transfer. The Series A Preferred Units may not be transferred except in the case of “Permitted Transfers.” The term “Permitted Transfers” shall mean transfers or assignments: (i) by the holder to the Company; (ii) by bequest or the laws of descent or distribution; (iii) in connection with a transfer to an unaffiliated third party pursuant to a merger, consolidation, stock-for-stock exchange, tender offer or similar transaction; (iv) to a family member or a controlled entity for bona fide estate planning purposes; (v) by a trust to the trust’s beneficiaries; (vi) pursuant to an effective registration statement under the Securities Act of 1933, as amended, simultaneously with registration of the Series A Preferred Units under Section 12 of the Securities Exchange Act of 1934, as amended; and (vii) in reliance upon an available exemption from the registration requirements of the Securities Act of 1933, as amended. Transfers under clauses (ii), (iii), (iv), (v), (vi), and (vii) shall be subject to the transferee agreeing to be bound by the same restrictions on transfer.

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IN WITNESS WHEREOF, the Company has caused this Amendment to be signed on its behalf by its Manager.

MANAGER:

Phoenix American Hospitality, LLC,
a Delaware limited liability company

By:	/s/ W.L. “Perch” Nelson
Name:	W.L. “Perch” Nelson
Title:	Manager

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